FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

000-51025
(Commission File Number)

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
(Translation of registrant’s name into English)

5th Floor, Union Plaza
20 Chaowai Street, Chaoyang District
Beijing 100020, People’s Republic of China
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

        Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

         In February 2005, Ninetowns Digital World Trade Holdings Limited issued the press releases furnished as exhibits to this report.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS DIGITAL WORLD TRADE HOLDINGS LIMITED
By: /s/ Tommy S. L. Fork Name: Tommy S. L. Fork Title: Chief Financial Officer

Date: February 24, 2005

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated February 17, 2005 regarding the Company's presentation at Deutsche Bank Access China Conference.
99.2	Press release dated February 17, 2005 regarding the Company's presentation at the Piper Jaffray China Internet & Technology Conference.
99.3	Press release dated February 22, 2005 regarding the Company's presentation at the Merrill Lynch 8th Asia Pacific Technology Conference.
99.4	Press release dated February 23, 2005 regarding the Company's fourth quarter 2004 and full year 2004 results.